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Exhibit 99(a)(1)(B)

FOR IMMEDIATE RELEASE

U.S. Contact:	Catharine C. Dickey (310) 445-2407
Australia Contact:	Mark Ryan (02) 9358 7000

WESTFIELD AMERICA TRUST COMPLETES ACQUISITION
OF OUTSTANDING COMMON STOCK OF WESTFIELD AMERICA, INC.

Los Angeles, California—October 1, 2001—Westfield America Trust announced today that it completed its acquisition of the publicly held shares of common stock of Westfield America, Inc. by effecting a merger of a subsidiary of Westfield America Trust with and into Westfield America, Inc. At a special meeting of shareholders of Westfield America, Inc. on September 28, 2001, approximately 97.92% of the outstanding shares of common stock and the shares of preferred stock entitled to vote approved the merger agreement. In the merger, all outstanding shares of Westfield America, Inc.'s common stock, other than those already owned by Westfield America Trust and Westfield Holdings Limited, were converted into the right to receive $16.25 per share in cash. As a result of the merger, the common stock of Westfield America, Inc. will be delisted from the New York Stock Exchange.

Westfield America, Inc., a real estate investment trust, is one of the nation's leading owners of regional shopping centers. The Company owns interests in 39 major shopping centers, branded as "Westfield Shoppingtowns." Westfield Shoppingtowns are home to more than 5,000 specialty stores, serve 10% of the U.S. population and comprise approximately 37.7 million square feet of leasable space in California, Colorado, Connecticut, Maryland, Missouri, New Jersey, New York, North Carolina and Washington. For more information, visit the website at http://www.westfieldamerica.com.

Westfield America Trust (ASX:WFA) is the fourth largest property trust listed on the Australian Stock Exchange and is managed by Westfield America Management Limited. Its market capitalization was A$2.7 billion at June 30, 2001. Its sole investment is a 73.6% economic interest in Westfield America, Inc.

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Exhibit 99(a)(1)(B)